# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0002079549
Persons authorized to receive notices and communications: Expansion Group Ltd, c/o Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Vanguard First Limited, c/o Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Ileana Zhao, Room 407, Tower 2,, Harbour Center, 8 Hok Cheung Street,, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569

## Reporting persons
- Expansion Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 5,000,250; shared voting power 0; sole dispositive power 5,000,250; shared dispositive power 0; aggregate amount beneficially owned 5,000,250 (4.05% of the class)
  Comment: Note to Row 7, 9, 11: Represents 250 Class A ordinary shares and 5,000,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.
- Vanguard First Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 3,100,000; shared voting power 0; sole dispositive power 3,100,000; shared dispositive power 0; aggregate amount beneficially owned 3,100,000 (2.51% of the class)
  Comment: Note to Row 7, 9, 11: Represents 3,100,000 Class A ordinary shares directly held by Vanguard First Limited, which is 100% owned by Ileana Zhao.
  Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.
- Ileana Zhao (CIK 0002079549): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 8,100,250; shared voting power 0; sole dispositive power 8,100,250; shared dispositive power 0; aggregate amount beneficially owned 8,100,250 (6.56% of the class)
  Comment: Note to Row 7, 9, 11: Includes (i) 250 Class A ordinary shares and 5,000,000 Class B ordinary shares directly held by Expansion Group Ltd, and (ii) 3,100,000 Class A ordinary shares directly held by Vanguard First Limited. Both Expansion Group Ltd and Vanguard First Limited are 100% owned by Ileana Zhao.
  Note to Row 13: The percentage calculation is based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares, of the Issuer outstanding as of January 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the prior statement on Schedule 13D as filed on December 23, 2025 (the "Original 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.4 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 is hereby amended and supplemented to add the following:

This Amendment No. 2 is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Item 5(a) is hereby amended and restated as follow:

Pursuant to the current report of the Issuer on Form 6-K filed on January 9, 2026, on January 9, 2026, the Issuer completed the issuance of 102,578,839 Class A ordinary shares to YS Management Company Limited and Ethereal Group Ltd, in relations to its previously announced acquisition of 100% of the equity interest in Nova Lumina Limited (the "Share Issuance").

As reported in the Original 13D, Expansion Group Ltd beneficially owns 250 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Issuer and Vanguard First Limited beneficially owns 3,100,000 Class A ordinary shares of the Issuer. Expansion Group Ltd and Vanguard First Limited are both 100% owned by Ileana Zhao. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by both Expansion Group Ltd and Vanguard First Limited. The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Original 13D on December 23, 2025. The decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to the increase in the total number of the Issuer's outstanding shares from the Share Issuance,.

The following table sets forth the aggregate beneficial ownership of the Reporting Persons prior to and after the Transaction:

Class A Ordinary Shares
Expansion Group Ltd 250
Vanguard First Limited 3,900,000
Ileana Zhao 3,900,250

Class B Ordinary Shares
Expansion Group Ltd 5,000,000
Ileana Zhao 5,000,000

% of Beneficially Ownership Prior To The Transaction (1)
Expansion Group Ltd 23.88%
Vanguard First Limited 14.81%
Ileana Zhao 38.69%

% of Beneficially Ownership After The Transaction (1)
Expansion Group Ltd 4.05%
Vanguard First Limited 2.51%
Ileana Zhao 6.56%

% of Aggregate Voting Power Prior to the Transaction (1)
Expansion Group Ltd 65.49%
Vanguard First Limited 0.41%
Ileana Zhao 65.90%

% of Aggregate Voting Power After Transaction (1)
Expansion Group Ltd 57.74%
Vanguard First Limited 0.36%
Ileana Zhao 58.09%

(1) The percentage of beneficial ownership of each Reporting Persons is based on based on 123,514,110 ordinary shares, including 116,014,110 Class A ordinary shares and 7,500,000 Class B ordinary shares of the Issuer outstanding as of January 9, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follow:

On November 7, 2025, Expansion Group Ltd entered into a share subscription agreement with the Issuer, pursuant to which Expansion Group Ltd agreed to subscribe for, and the Issuer agreed to issue and sell to Expansion Group Ltd, 5,000,000 Class B ordinary shares, for a total consideration of US$2,000,000 (the "Share Subscription"). The Share Subscription was completed on December 22, 2025.

Except for the this Share Subscription, during the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated January 13, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Expansion Group Ltd (filed herewith)
Exhibit 3: List of directors and executive officers of Vanguard First Limited (filed herewith)

## Signatures
- Expansion Group Ltd: /s/ Ileana Zhao, Ileana Zhao/Director (01/13/2026)
- Vanguard First Limited: /s/ Ileana Zhao, Ileana Zhao (01/13/2026)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (01/13/2026)